SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D

                    Under the Securities Exchange Act of 1934


                                MIIX GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    59862V104
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                                                     with a copy to:
     Tyndall Capital Partners, L.P.                  Allen B. Levithan, Esq.
     153 East 53rd Street                            Lowenstein Sandler PC
     55th Floor                                      65 Livingston Avenue
     New York, New York  10022                       Roseland, New Jersey  07068
     (212) 446-2460                                  (973) 597-2500
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 28, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             Cusip No.   59862V104
--------------------------------------------------------------------------------
  1) Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

                         Tyndall Capital Partners, L.P.
--------------------------------------------------------------------------------
  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)                    Not
             (b)                 Applicable
--------------------------------------------------------------------------------
  3)   SEC Use Only
--------------------------------------------------------------------------------
  4)   Source of Funds (See Instructions):  WC
--------------------------------------------------------------------------------
  5)   Check if  Disclosure of  Legal Proceedings is  Required Pursuant to Items
       2(d) or 2(e):         Not Applicable
--------------------------------------------------------------------------------
  6)   Citizenship or Place of Organization:    United States
--------------------------------------------------------------------------------
        Number of                        7) Sole Voting Power:          741,626*
                                            ------------------------------------
        Shares Beneficially              8) Shared Voting Power:              0
                                            ------------------------------------
        Owned by
        Each Reporting                   9) Sole Dispositive Power:     741,626*
                                            ------------------------------------
        Person With                     10) Shared Dispositive Power:         0
                                            ------------------------------------
--------------------------------------------------------------------------------
  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:   741,626*
--------------------------------------------------------------------------------
  12)  Check if  the Aggregate Amount in  Row (11) Excludes Certain Shares  (See
       Instructions):      Not Applicable
--------------------------------------------------------------------------------
  13)  Percent of Class Represented by Amount in Row (11):     5.09%*
--------------------------------------------------------------------------------
  14)  Type of Reporting Person (See Instructions):       IA
--------------------------------------------------------------------------------
* 519,126 shares (3.56%) of MIIX Group, Inc. common stock, par value $0.01 per share (the "Common Stock") are owned by Tyndall Partners, L.P., a Delaware limited partnership. 222,500 shares (1.53%) of Common Stock are owned by Tyndall Institutional Partners, L.P., a Delaware limited partnership. Tyndall Capital Partners, L.P. possesses investment control over all securities owned by Tyndall Partners, L.P. and Tyndall Institutional Partners, L.P. Tyndall's interest in the Common Stock of the two entities is limited to the extent of its pecuniary interest, if any, in Tyndall Partners, L.P. and Tyndall Institutional Partners, L.P., respectively. See Item 5 for further information on the computation of percentages set forth herein.

Item 1.   Security and Issuer.
          -------------------

          This statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of The MIIX Group, Inc. (the "Company"), the principal executive offices of which are located at 2 Princess Road, Lawrenceville, New Jersey 08648.


Item 2.   Identity and Background.
          -----------------------

          The entity filing this statement is Tyndall Capital Partners, L.P. ("Tyndall"), a Delaware limited partnership. Tyndall is the general partner of Tyndall Partners, L.P. and Tyndall Institutional Partners, L.P., both of which are Delaware limited partnerships. Tyndall Partners, L.P. and Tyndall Institutional Partners, L.P. invest in personal property of all kinds, including, but not limited to, capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options, and other securities of whatever kind and nature. Each of Tyndall, Tyndall Partners, L.P., and Tyndall Institutional Partners, L.P. has its business and principal executive office located at 153 East 53rd Street, 55th Floor, New York, New York 10022.

          During the past five years, Tyndall has not been convicted in any criminal proceeding, nor been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which either was or is now subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          All funds used to purchase shares of Common Stock on behalf of Tyndall Partners, L.P. come directly from the net assets of Tyndall Partners, L.P. All funds used to purchase shares of Common Stock on behalf of Tyndall Institutional Partners, L.P. come directly from the net assets of Tyndall Institutional Partners, L.P.

Item 4.   Purpose of Transaction.
          ----------------------

          Tyndall acquired, on behalf of Tyndall Partners, L.P. and Tyndall Institutional Partners, L.P., and continues to hold the Common Stock reported herein for investment purposes. Tyndall intends to evaluate the performance of the Common Stock as an investment in the ordinary course of business and to consult with management of the Company regarding the Company's business plans and objectives and strategic transaction opportunities. Tyndall pursues an investment objective that seeks capital appreciation. In pursuing this investment objective, Tyndall analyzes the operations, capital structure and markets of companies in which Tyndall's clients invest, including the Company, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies.

          Tyndall will continuously assess the Company's business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for the Common Stock in particular, other developments and other investment opportunities. Depending on such assessments, Tyndall may acquire additional Common Stock or may determine to sell or otherwise dispose of all or some of the Common Stock presently held by Tyndall Partners, L.P. and Tyndall Institutional Partners, L.P. in the open market or in private transactions. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Common Stock, the financial condition, results of operations and prospects of the Company, alternative investment opportunities, general economic, financial market and industry conditions and other factors that Tyndall may deem material to its investment decision.

          Tyndall intends to discuss with the Company's management actions that might be taken by the management to maximize Company value through strategic business transactions. In addition, Tyndall may hold discussions with other parties that Tyndall anticipates could contribute to the enhancement of Company and share value. Tyndall may or may not take any of the actions described in the previous sentence.

          Except as set forth above, Tyndall has no present plans or proposals which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon the Company's October 4, 2004 oral confirmation of its most recently filed Quarterly Report, filed November 14, 2003 for the Quarter Ended September 30, 2003, there were issued and outstanding as of September 28, 2004, 14,564,143 shares of Common Stock. As of September 28, 2004, Tyndall Partners, L.P. owned 519,126 of such shares, or 3.56% of those outstanding, and Tyndall Institutional Partners, L.P. owned 222,500 of such shares, or 1.53% of those outstanding. Tyndall possesses sole power to vote and direct the disposition of all shares of Common Stock owned by Tyndall Partners, L.P., and Tyndall Institutional Partners, L.P. Tyndall's interest in the Common Stock held by Tyndall Partners, L.P. and Tyndall Institutional Partners, L.P. is limited to the extent of its pecuniary interest, if any, in Tyndall Partners, L.P. and Tyndall Institutional Partners, L.P., respectively.

          The following table details the transactions by Tyndall Partners, L.P., and Tyndall Institutional Partners, L.P., in shares of the Common Stock during the sixty days preceding the date of the event that necessitated the filing of this statement (each of which were effected in ordinary brokers transactions):


                            A. Tyndall Partners, L.P.

                                   (Purchases)

      Date                           Quantity                      Price
      ----                           --------                      -----

  September 9, 2004                    10,000                       0.07
  September 10, 2004                  169,226                       0.08
  September 13, 2004                   50,000                       0.08
  September 15, 2004                    3,600                       0.07
  September 28, 2004                   33,000                       0.07



                                     (Sales)

                                      NONE

                     B. Tyndall Institutional Partners, L.P.

                                   (Purchases)

      Date                           Quantity                      Price
      ----                           --------                      -----

  September 24, 2004                   20,000                       0.07
  September 28, 2004                   67,000                       0.07



                                     (Sales)

                                      NONE



Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          No contracts, arrangements, understandings, or similar relationships exist with respect to the shares of Common Stock between Tyndall and any person or entity.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          Not applicable.




                                    Signature
                                    ---------

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    as of October 6, 2004


                                    TYNDALL CAPITAL PARTNERS, L.P.

                                    By: Jeffrey Management, LLC, General Partner

                                    By: /s/Jeffrey S. Halis
                                       -----------------------------------------
                                        Jeffrey S. Halis, Sole Member


      Attention: Intentional misstatements or omissions of fact constitute
               Federal criminal violations (See, 18 U.S.C. 1001).